Exhibit 99.2

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:	KPMG LLP Ernst & Young LLP

AND TO:

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

The Manitoba Securities Commission

Nova Scotia Securities Commission

Nunavut Securities Office

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

Neptune Wellness Solutions Inc. (the “Corporation”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the appointment of KPMG LLP (the “Successor Auditor”) as the auditor of the Corporation on October 22, 2021. A notice pursuant to Section 4.11 of NI51-102 was previously given in relation to the resignation of Ernst & Young LLP (the “Former Auditor”). The Corporation confirms that:

1.

Following the resignation of the Former Auditor on its own initiative on September 21, 2021, which was accepted by the board of directors of the Corporation and its audit committee, the audit committee sought proposals to provide audit services for the financial year ending on March 31, 2022.

2.

The board of directors approved the recommendation of the audit committee and has appointed the Successor Auditor as the auditor of the Corporation for the Corporation’s financial year ending on March 31, 2022 or until the earlier appointment of an auditor of the Corporation by the shareholders of the Corporation.

3.

The auditor’s report of the Former Auditor on the annual audited consolidated financial statements of the Corporation for the most recent financial year preceding the date of this notice, being the report for the financial year ended March 31, 2021, and with any subsequent period to date did not express any modified opinion.

4.	In the opinion of the Corporation, there are no reportable events as such term is defined in Section 4.11(1) of NI 51-102.

DATED as of the 22nd day of October, 2021.

NEPTUNE WELLNESS SOLUTIONS INC.

By:	/s/ Randy Weaver
Randy Weaver Interim Chief Financial Officer